ITEM 77E.  LEGAL PROCEEDINGS
Since October 2003, Federated and related entities
(collectively, "Federated"), and various Federated funds ("Funds"), have been named as defendants in several class action lawsuits now pending in the United States District Court for the District of Maryland. The lawsuits wer e purportedly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1, 1998.
The suits are generally similar in alleging that Fede rated engaged in illegal and improper trading practices including market timing and late trading in concert with certai n institutional traders, which allegedly caused finan cial injury to the mutual fund shareholders. These lawsuits began to be filed shortly after Federated's first public announcement that it had received requests for information on shar eholder trading activities in the Funds from the SEC, the Office of the New York State Attorney General ("NYAG"), and o ther authorities. In that regard, on November 28, 2005, Federated announced that it had reached final settlem ents with the SEC and the NYAG with respect to those m atters.
Specifically, the SEC and NYAG settled proceedings agai nst three Federated subsidiaries involving undisclosed market timing arrangements and late trading. The SEC ma de findings: that Federated Investment Management
Company ("FIMC"), an SEC-registered investment adviser to various Funds, and Federated Securities Corp., an SEC-registered broker-dealer and distributor for the Fu nds, violated provisions of the Investment Advisers Act and
Investment Company Act by approving, but not disclosing
, three market timing arrangements, or the associated conflict of interest between FIMC and the funds involved in the arrangements, either to other fund shareholders or to the funds' board; and that Federated Shareholder Service s Company, formerly an SEC-registered transfer agent, failed to prevent a customer and a Federated employee fr om late trading in violation of provisions of the Investment Company Act. The NYAG found that such conduct violated p rovisions of New York State law. Federated entered into the settlements without admitting or denying the reg ulators' findings. As Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlements, Federated agreed to pay disgorgement and a civil money penalty in the aggregate amount of an additional $72 million and, among other things, agreed tha t it would not serve as investment adviser to any registered investment company unless (i) at least 75% of t he fund's directors are independent of Federated, (ii) the chairman of each such fund is independent of Federated, (i ii) no action may be taken by the fund's board or any committee thereof unless approved by a majority of the inde pendent trustees of the fund or committee, respectively, and (iv) the fund appoints a "senior officer" who reports t
o the independent trustees and is responsible for monitoring compliance by the fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund are approved. The settlem ents are described in Federated's announcement which, along with previous press releases and related commu nications on those matters, is available in the "About
Us" section of Federated's website at FederatedInvestors.com. Federated entities have also been named as defendants in se veral additional lawsuits that are now pending in the United States District Court for the Western District of Pe nnsylvania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickstein Sha piro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federated and the Funds, and their respective counsel, have been defending this litigation, and none of the Funds remains a defendant in any of the lawsuits (though some could potentially receive any recoveries as nominal defendants). Ad ditional lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsui ts, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is un certain. Although we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publicity and/or other developments resulting from the regulatory inve stigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.